CXApp Inc.

Four Palo Alto Square, Suite 200

3000 El Camino Real

Palo Alto, CA 94306

September 9, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CXApp Inc.

Registration Statement on Form S-3 (File No. 333-289460)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-289460) (the “Registration Statement”) to become effective on Friday, September 12, 2025, at 4:30 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

CXApp Inc.

By:	/s/ Khurram P. Sheikh
Khurram P. Sheikh
Chief Executive Officer